

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Dietrich Wanke
Chief Executive Officer
Critical Metals Corp.
c/o Maples Corporate Services (BVI) Limited
Kingston Chambers, PO Box 173, Road Town
Tortola, British Virgin Islands

> **Re: Critical Metals Corp.**
> **Amendment No. 1 Registration Statement on Form F-1**
> **Filed May 1, 2024**
> **File No. 333-278400**

Dear Dietrich Wanke:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed May 1, 2024

General

1. We note your revised disclosure in response to prior comment 3 that the GEM Investor and GYBL may be deemed to be "underwriters" within the meaning of Section 2 (a) (11) of the Securities Act of 1933, as amended. Please revise to indicate that the GEM Investor and GYBL are underwriters.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Rocha